GOTHAM PARTNERS, L.P.
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017

                                GOTHAM GOLF CORP.
                            575 EAST CHOCOLATE AVENUE
                           HERSHEY, PENNSYLVANIA 17033



                                December 23, 2002


Special Committee to Board of Trustees
First Union Real Estate Equity and Mortgage Investments
c/o Mr. Daniel Altobello, Chairman of the Special Committee
125 Park Avenue
New York, New York

To the Special Committee:

            We write in response to your request for a written proposal. In light of the New York Supreme Court's December 6, 2002 ruling continuing the preliminary injunction in Kimeldorf v. First Union, et. al., it appears that the parties to the First Union/Gotham Golf merger transaction should substantially restructure the transaction.

            Enclosed please find a summary term sheet outlining the terms of a proposed restructured transaction. We believe that the restructured transaction would permit consummation of a transaction and would represent a significant increase in the value that First Union common shareholders could expect to receive given the practical alternatives. In addition, it would (1) respond to the Court's concerns, (2) improve the position of First Union's security holders, including its common shareholders, preferred shareholders and senior noteholders, (3) achieve some, but far from all, of the benefits of a transaction to Gotham Golf and (4) avoid protracted, costly and burdensome litigation.

            As directed by the Court, we have engaged, and continue to engage, the Kimeldorf plaintiffs in constructive negotiations. Based on our conversations with representatives of the Kimeldorf plaintiffs, we believe that the proposed restructured transaction, substantially in the form outlined in the attached, will be acceptable to the plaintiffs and to the First Union preferred shareholders as a class.

            We believe that it would be in the best interest of First Union and all of its stakeholders to engage in a constructive dialogue aimed at arriving at a restructured transaction that places all parties in their respective best possible economic positions given the practical alternatives. We ask that First Union begin to make a good-faith effort to engage in such a dialogue. It should be obvious to all, and certainly a matter of sound business judgement, that

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First Union Real Estate Equity and Mortgage Investments
December 20, 2002
Page 2

the goals of receiving certain value, on certain terms and in a certain timeframe are far more likely achieved through negotiation.

            We would welcome and request a meeting as soon as possible so that we can expeditiously proceed to a resolution of these issues.

            This letter and the attached proposal are not and should not be deemed a termination of our or First Union's currently effective contractual obligations. Of course, nothing in this letter is to be construed as conceding or waiving any of Gotham Partner's, Gotham Golf's or their respective affiliates' rights under the Merger Agreement, in respect of any actions or omissions of First Union, or otherwise.

            Thank you for your consideration.


                                              Sincerely,

                                              /s/ William A. Ackman
                                              -----------------------
                                              William A. Ackman
                                              Principal
                                              Gotham Partners, L.P.


                                              /s/ William A. Ackman
                                              -----------------------
                                              William A. Ackman
                                              Chairman of the Board of Directors
                                              Gotham Golf Corp.


Cc:   Bruce Berkowitz
      Thomas H. McCormick
      Thomas J. Plotz
      Michael J. Garvin
      F. Ronald O'Keefe
      Robert L. Plotz



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                               SUMMARY TERM SHEET


THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES. THIS DOCUMENT DOES NOT CONTAIN ALL MATTERS UPON WHICH AGREEMENT MUST BE REACHED IN ORDER FOR DEFINITIVE AGREEMENTS TO BE EXECUTED OR THE RESTRUCTURED TRANSACTION TO BE CONSUMMATED, AND, THEREFORE, THIS DOCUMENT IS NOT INTENDED TO CREATE NOR WILL IT BE DEEMED TO CREATE A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE.

TRANSACTION              Tender Offer for Preferred Shares.  First Union Real
                         Estate Equity and Mortgage Investments ("First Union") shall conduct a tender offer for all of its Series A
                         Cumulative Convertible Redeemable Preferred Shares of
                         Beneficial Interests, par value $25 per share ("First
                         Union Preferred Shares"), at $22 per share plus any accrued dividends payable as of January 30, 2003. In connection with settling all claims, First Union
                         Preferred Shareholder plaintiffs' attorneys' fees shall be paid in the amount of $700,000.

                         Tender Offer for Senior Notes. First Union shall conduct a tender offer for the full principal amount of its 8 7/8% senior notes, due 2003.

                         Tender Offer for Common Shares. First Union shall conduct a tender/exchange offer for approximately 41.6% of the First Union common shares, for (a) $2.20 per share or (b) $1.85 per share and approximately 1/174th of a Note (as defined in the Merger Agreement) or (c) any combination of Notes and cash with a total value of $2.20 per share (with each 1/174th of a Note valued at $0.35).

                         o Gotham Partners, L.P. ("Gotham") and certain of its affiliates, which hold approximately 16.8% of the outstanding First Union common shares, will not tender any of their shares in the tender offer/exchange offer, thereby ensuring that at holders of least 50% of the balance of the remaining First Union common shares will have the opportunity to tender their shares.

                         o Holders of Notes will not have the right to put the Notes to SSCC.

                         Merger and Contribution. After the completion of the tender offers, First Union shall merge with and into Gotham Golf Corp. ("GGC"), with GGC as the surviving corporation.

FUR MERGER               In the merger, each First Union common share be
CONSIDERATION            entitled to receive one GGC common share.

GGP CONTRIBUTION &       Immediately prior to the merger, Gotham and certain
MERGER CONSIDERATION     other parties shall contribute to GGC all of their
                         equity interests in Gotham Golf Partners, L.P. ("GGP") in exchange for 4,545,000 GGC common shares.

                         Florida Golf Properties, Inc. shall contribute its general partnership

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                         interests in GGP to Golf LLC, a wholly owned subsidiary
                         of GGC, in exchange for one GGC common share.

SHAREHOLDER VOTE         The terms of the transaction would be subject to
                         the vote of the majority of the First Union common shareholders other than First Union trustees and their affiliates and Gotham and its affiliates.

CONDITIONS TO THE        Except as outlined below and other than the common
RESTRUCTURED             shareholder vote as outlined above, the parties'
TRANSACTION              respective obligations to consummate the restructured
                         transaction will subject to substantially identical closing conditions as outlined in the current Merger
                         Agreement.

ADDITIONAL TERMS         At signing, First Union shall provide a $6
                         million senior credit facility to GGP. If the restructured merger agreement is terminated, GGP shall be obligated to repay amounts drawn under the credit facility within 12 months of termination.

                         At signing, First Union shall reimburse Gotham's and its affiliates and Gotham Golf's reasonable and documented out-of-pocket fees and expenses.

                         At signing, the First Union Preferred Shareholder plaintiffs shall enter into a class settlement and release of the First Union preferred shareholder plaintiffs' claims.

                         The parties to the current Merger Agreement shall execute mutual releases.

MANAGEMENT               After the merger, GGC's board of directors and
                         management shall replace the First Union board of trustees.




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